Exhibit 99.4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Sheldon Vanderkooy, Chief Financial Officer, Triple Flag Precious Metals Corp., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Triple Flag Precious Metals Corp. (the “issuer”) for the interim period ended March 31, 2023.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is The Committee of Sponsoring Organizations (COSO) of the Treadway Commission 2013 Framework.

5.2	N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

(a) the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings; and summary financial information about the business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2023 and ended on March 31, 2023 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 9, 2023

(s) Sheldon Vanderkooy

Sheldon Vanderkooy

Chief Financial Officer